Filed by Pfizer Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Pfizer Inc.

(Commission File No. 001-03619)

The following communications are being filed in connection with the proposed business combination between Mylan N.V. and Upjohn, Pfizer Inc.’s off-patent branded and generic established medicines business.

The below contains excerpts of portions of Pfizer Inc.’s third-quarter 2019 earnings conference call, held on October 29, 2019, that are related to the proposed business combination between Mylan N.V. and Upjohn, Pfizer Inc.’s off-patent branded and generic established medicines business.

OCTOBER 29, 2019 / 2:00PM, PFE - Q3 2019 Pfizer Inc Earnings Call

CORPORATE PARTICIPANTS

Albert Bourla Pfizer Inc. - CEO & Director

Angela Hwang Pfizer Inc. - Group President of Biopharmaceuticals Group

Charles E. Triano Pfizer Inc. - SVP of IR

Frank A. D’Amelio Pfizer Inc. - CFO & EVP of Global Supply & Business Operations

Mikael Dolsten Pfizer Inc. - Chief Scientific Officer and President of Worldwide Research, Development & Medical

CONFERENCE CALL PARTICIPANTS

Andrew Simon Baum Citigroup Inc, Research Division - Global Head of Healthcare Research and MD

Christopher Thomas Schott JP Morgan Chase & Co, Research Division - Senior Analyst

David Reed Risinger Morgan Stanley, Research Division - MD in Equity Research and United States Pharmaceuticals Analyst

Geoffrey Christopher Meacham BofA Merrill Lynch, Research Division - Research Analyst

Louise Alesandra Chen Cantor Fitzgerald & Co., Research Division - Senior Research Analyst & MD

Navin Cyriac Jacob UBS Investment Bank, Research Division - Equity Research Analyst of Specialty Pharmaceuticals and Large Cap Pharmaceutic

Stephen Michael Scala Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

Terence C. Flynn Goldman Sachs Group Inc., Research Division - MD

Timothy Minton Anderson Wolfe Research, LLC - MD of Equity Research

Umer Raffat Evercore ISI Institutional Equities, Research Division - Senior MD & Senior Analyst of Equity Research

Albert Bourla - Pfizer Inc. - CEO & Director

During my remarks, I will discuss our quarterly business performance, the latest updates from our pipeline and our plans for Pfizer following the anticipated completion of the Upjohn-Mylan combination, which we continue to expect to occur in mid-2020.

Our Biopharmaceutical business in China generated higher revenue this quarter than the Upjohn business in the country.

Now let me move to Upjohn. Revenues for our Upjohn business were down 26% operationally in the quarter. The decline was driven primarily by the expected significant volume declines in Lyrica in the U.S. due to multisource generic competition that began in July 2019. Excluding the Lyrica impact, the decline would have been only 6% operationally.

Upjohn’s China revenues increased 2% operationally despite the volume-based procurement program in the 11 cities. Given this, we now expect Upjohn’s full year 2019 revenues in China to grow by mid- to high single digits compared with full year 2018 instead of low to mid-single digits that we had predicted in our previous earnings call.

Following the expected close of the Upjohn-Mylan transaction next year, Pfizer will be a smaller science-based company with a singular focus on innovative biopharma.

Frank A. D’Amelio - Pfizer Inc. - CFO & EVP of Global Supply & Business Operations

Revenues for our Upjohn business in the third quarter decreased to 26% operationally, primarily driven by the expected significant volume declines from Lyrica in the U.S. associated with multisource generic competition that began in July of 2019. Excluding the unfavorable impact of Lyrica in the U.S., third quarter 2019 revenues for Upjohn declined 6% operationally due to continued generic competition for certain off-patent products.

Pfizer now expects Upjohn revenues in China to grow operationally by mid- to high single digits for the full year of 2019 compared with 2018.

Christopher Thomas Schott - JP Morgan Chase & Co, Research Division - Senior Analyst

I guess just 2 here. First, I know you’re not giving 2020 guidance at this point. But relative to your initial 2020 comments maybe in Upjohn, maybe just give us any — just flavor of terms of business trends or any franchises that are performing ahead or behind maybe some of the initial expectations?

Albert Bourla - Pfizer Inc. - CEO & Director

Moving to Upjohn. Also, the same sentiment. We have provided $7.5 billion to $8 billion for next year, and we have said that we’ve spent way significantly lower than what Upjohn is doing now because we wanted to make sure that we incorporate the impact predominantly in China of the volume-based procurement system. And for the same reasons, we said that the second half of this year will be lower and — but we’ll try our growth in China in general to be low to single digits growth for China — digits for China.

In fact, we’re upgrading that now. And we are saying that for this year, our growth will be mid- to high digits growth in China portion of the Upjohn business. And again, we are not going to provide guidance for 2020 for Upjohn, but we will do that together with the total company in — after our Board approves in mid-December. But we have updated the guidance for this year obviously because of the very good results for the third quarter. Frank, anything to add, please?

Umer Raffat - Evercore ISI Institutional Equities, Research Division - Senior MD & Senior Analyst of Equity Research

I want to touch upon 3 things today, if I may. First, Albert, there’s been a lot of investor questions on whether Pfizer could potentially be interested in M&A to recover the EPS dilution because of Upjohn. I just wanted to ask where you shake out on that, the first one.

Secondly, on Upjohn, I noticed there was a S-4 filed yesterday where Pfizer’s internal forecast was that Upjohn stays at $7.8 billion to $8 billion post 2020, even though there would have been a Lyrica patent expiry worth $800 million in Japan and even though China, 4 plus 7, would have intensified. So my question is what’s driving this potential $1.5 billion to $2 billion worth of revenue shortfall to keep Upjohn stable at close to $8 billion post 2020?

Albert Bourla - Pfizer Inc. - CEO & Director

Excellent questions, Umer. So let me start with the M&A. Frank can cover the Upjohn forecast.

Frank A. D’Amelio - Pfizer Inc. - CFO & EVP of Global Supply & Business Operations

Yes. So for Upjohn, the 2020 revenue number that we put out there was $7.5 billion to $8 billion. By the way, that number reflected the Lyrica LOE and it reflected the China VBP. In fact, we anticipated the expansion of the China VBP in that number in terms of expansion going from 11 cities, to all provinces, 50% share to 70% share, that, that range anticipated the impact of VBP in China.

So a couple of comments on how do we get to the rhythm of the numbers that you alluded to. So first, think about this quarter. Upjohn in China this quarter-to-quarter grew 2%. How did it grow 2%? It basically was able to mitigate the impact of the procurement program with geographic expansion within the country. We believe that that’s an opportunity that continues on a going-forward basis. We also believe that there’s opportunities for that business in Emerging Markets outside of China and continuing opportunities for that business and the rest of the world, given the breadth of the portfolio is going to have, and quite frankly, the pipeline that the new company has on a going-forward basis. So that’s why you get to the numbers that were put into the S-4.

Frank A. D’Amelio - Pfizer Inc. - CFO & EVP of Global Supply & Business Operations

And Tim, it’s Frank. I just wanted to add to what Albert said. Remember, when the new company is formed between our Upjohn business and Mylan, RemainCo, our new Pfizer, is our Pfizer Biopharma business.

Albert Bourla - Pfizer Inc. - CEO & Director

Now as we move toward the expected close of the Upjohn-Mylan transaction next year, I expect that both businesses will be significantly strengthened. We expect Pfizer to remain positioned to deliver top and bottom line growth, that it’s among the industry leaders. And you know us. We want to be the leader, so we will aim for that. And by bringing together Mylan’s growth products into Upjohn’s growth markets, we are creating the leading off-patent drug company with a strong financial profile and true global reach.

ADDITIONAL INFORMATION

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed combination of Upjohn Inc. (“Newco”), a wholly owned subsidiary of Pfizer Inc. (“Pfizer”) and Mylan N.V. (“Mylan”), which will immediately follow the proposed separation of the Upjohn business (the “Upjohn Business”) from Pfizer (the “proposed transaction”), Newco and Mylan have filed certain materials with the Securities and Exchange Commission (the “SEC”), including, among other materials, the Registration Statement on Form S-4 which includes a proxy statement/prospectus (the “Form S-4”), and Form 10 which includes an information statement (the “Form 10”), each of which has been filed by Newco with the SEC on October 25, 2019. The registration statements have not yet become effective. After the Form S-4 is effective, a definitive proxy statement/prospectus will be sent to the Mylan shareholders seeking approval of the proposed transaction, and after the Form 10 is effective, a definitive information statement will be made available to the Pfizer stockholders relating to the proposed transaction. Newco and Mylan intend to file additional relevant materials with the SEC in connection with the proposed transaction, including a proxy statement of Mylan in definitive form. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, NEWCO AND THE PROPOSED TRANSACTION. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Mylan, upon written request to Mylan, at (724) 514-1813 or investor.relations@mylan.com or from Pfizer on Pfizer’s internet website at https://investors.Pfizer.com/financials/sec-filings/default.aspx or by contacting Pfizer’s Investor Relations Department at (212) 733-2323, as applicable.

FORWARD LOOKING STATEMENTS

This communication contains “forward-looking statements”. Such forward-looking statements may include, without limitation, statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding Pfizer’s, Mylan’s, the Upjohn Business’s or the combined company’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. Forward-looking statements may often be identified by the use of words such as “will”, “may”, “could”, “should”, “would”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “pipeline”, “intend”, “continue”, “target”, “seek” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; changes in relevant tax and other laws; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction, including receipt of approval of Mylan’s shareholders, not being satisfied or waived on the anticipated timeframe or at all; the regulatory approvals required for the proposed transaction not being obtained on the terms expected or on the anticipated schedule or at all; inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with accounting principles generally accepted in the United States of America and related standards, or on an adjusted basis; the integration of Mylan and Newco being more difficult, time consuming or costly than expected; Mylan’s, the Upjohn Business’s and the combined company’s failure to achieve expected or targeted future financial and operating performance and results; the possibility that the combined company may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Mylan and Newco; customer loss and business disruption being greater than expected following the proposed transaction; the retention of key employees being more difficult following the proposed transaction; any regulatory, legal or other impediments to Mylan’s, the Upjohn Business’s or the combined company’s ability to bring new products to market, including but not limited to where Mylan, the Upjohn Business or the combined company uses its business judgment and decides to manufacture, market and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); success of clinical trials and Mylan’s, the Upjohn Business’s or the combined company’s ability to execute on new product opportunities; any changes in or difficulties with Mylan’s, the Upjohn Business’s or the combined company’s manufacturing facilities, including with respect to remediation and restructuring activities, supply chain or inventory or the ability to meet anticipated demand; the scope, timing and outcome of any ongoing legal proceedings, including government investigations, and the impact of any such proceedings on Mylan’s, the Upjohn Business’s or the combined company’s consolidated financial condition, results of operations and/or cash flows; Mylan’s, the Upjohn Business’s and the combined company’s ability to protect their respective intellectual property and preserve their respective intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; actions and decisions of healthcare and pharmaceutical regulators; the impacts of competition; changes in the economic and financial conditions of the Upjohn Business or the business of Mylan or the combined company; uncertainties regarding future demand, pricing and reimbursement for Mylan’s, the Upjohn Business’s or the combined company’s products; and uncertainties and matters beyond the control of management and other factors described under “Risk Factors” in each of Pfizer’s and Mylan’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the SEC. These risks, as well as other risks associated with Mylan, the Upjohn Business, the combined company and the proposed transaction are also more fully discussed in the Form S-4 and the Form 10. You can access Pfizer’s, Mylan’s or Newco’s filings with the SEC through the SEC website at www.sec.gov or through Pfizer’s or Mylan’s website, as applicable, and Pfizer and Mylan strongly encourage you to do so. Except as required by applicable law, Pfizer, Mylan and Newco undertake no obligation to update any statements herein for revisions or changes after the date of this communication.

PARTICIPANTS IN THE SOLICITATION

This communication is not a solicitation of a proxy from any investor or security holder. However, Pfizer, Mylan, Newco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Pfizer may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2019, its definitive proxy statement and additional proxy statement relating to its 2019 Annual Meeting filed with the SEC on March 14, 2019 and on April 2, 2019, respectively, and Current Report on Form 8-K filed with the SEC on June 27, 2019. Information about the directors and executive officers of Mylan may be found in its amended Annual Report on Form 10-K filed with the SEC on April 30, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting filed with the SEC on May 24, 2019. Additional information regarding the interests of these participants can also be found in the Form S-4 and will also be included in the definitive proxy statement of Mylan in connection with the proposed transaction when it becomes available. These documents (when they are available) can be obtained free of charge from the sources indicated above.